Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP.

AMENDMENT TO EQUITY DISTRIBUTION AGREEMENT

June 9, 2020

RBC Dominion Securities Inc. 4th Floor, South Tower, 200 Bay Street Toronto, ON M5J 2W7 Canada	RBC Capital Markets, LLC 200 Vesey St. New York, NY 10281-8098 United States

J.P. Morgan Securities Canada Inc. Suite 4500, TD Bank Tower 66 Wellington Street West Toronto, ON M5K 1E7	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States

Merrill Lynch Canada Inc. 181 Bay Street, Suite 400 Toronto ON M5J 2V8 Canada	BofA Securities, Inc. One Bryant Park New York, NY 10036 United States

Scotia Capital Inc. 40 King St. West, 64th Floor Toronto, ON M5W 2X6 Canada	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, New York 10281 United States

TD Securities Inc. 66 Wellington Street W, 9th Floor Toronto, ON M5K 1A2 Canada	TD Securities (USA) LLC 31 W 52nd St #18 New York, NY 10019 United States

Attention:	Mr. Ian E. Robertson, Chief Executive Officer

Dear Sirs and Mesdames:

Re:	ATM Distribution

Algonquin Power & Utilities Corp. (the "Corporation"), a corporation incorporated under the Canada Business Corporations Act, entered into an equity distribution agreement dated May 15, 2020 (the "EDA") with RBC Dominion Securities Inc., J.P. Morgan Securities Canada Inc., Merrill Lynch Canada Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the "Canadian Agents") and RBC Capital Markets, LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) LLC (collectively, the "U.S. Agents", and together with the Canadian Agents, the "Agents") to issue and sell common shares of the Corporation (the "Common Shares") upon the terms and conditions as set forth therein. All capitalized terms not otherwise defined herein shall have the meaning given thereto in the EDA.

1.          Amendment. The Corporation and the Agents agree to amend the EDA by deleting Section 4.2 thereof. In connection with this Amendment, the Agents hereby waive the obligation of the Corporation to deliver the certificate contemplated by Section 9.1(n)(i) of the EDA and all related obligations, including for greater certainty, the obligations under Sections 9.1(o) through 9.1(q) (other than Section 9.1(o)(C)), until the next subsequent Representation Date. Except as expressly modified by this Amendment, the EDA shall continue to be in full force and effect in accordance with its terms.

2.          Governing Law. This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

3.          Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

4.          Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Amendment.

5.          Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Amendment by one party to the other may be made by email transmission. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Amendment in the space provided below.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

Per:	/s/ Ian Robertson
Name: Ian Robertson Title: Chief Executive Officer

Per:	/s/ David Bronicheski
Name: David Bronicheski Title: Chief Financial Officer

The foregoing agreement is hereby accepted and agreed to as of the date first written above.

RBC DOMINION SECURITIES INC.		RBC CAPITAL MARKETS, LLC

Per:	/s/ Kyle Walker	Per:	/s/ Andrew Jones
	Name: Kyle Walker Title: Managing Director		Name: Andrew Jones Title: Director

J.P. MORGAN SECURITIES CANADA INC.		J.P. MORGAN SECURITIES LLC

Per:	/s/ David Rawlings	Per:	/s/ Stephanie Little
	Name: David Rawlings Title: Executive Director		Name: Stephanie Little Title: Managing Director

MERRILL LYNCH CANADA INC.		BOFA SECURITIES, INC.

Per:	/s/ Jamie W. Hancock	Per:	/s/ Ahmad Masud
	Name: Jamie W. Hancock Title: Managing Director		Name: Ahmad Masud Title: Managing Director

SCOTIA CAPITAL INC.		SCOTIA CAPITAL (USA) INC.

Per:	/s/ Thomas Kurfurst	Per:	/s/ Seth Keller
	Name: Thomas Kurfurst Title: Managing Director		Name: Seth Keller Title: Co-head, US Power & Utilities Investment Banking

TD SECURITIES INC.		TD SECURITIES (USA) LLC

Per:	/s/ John Kroeker	Per:	/s/ Keith Lord
	Name: John Kroeker Title: Managing Director		Name: Keith Lord Title: Managing Director